Exhibit 99.1

                            Explanation of Responses


(1) The general partner of Oracle Institutional Partners, L.P. ("Oracle Institutional") is Oracle Associates, LLC ("Oracle Associates"). Mr. Larry
     N. Feinberg ("Mr. Feinberg") serves as the senior managing member of Oracle Associates. Any further transactions in securities of the issuer required to be reported by Oracle Institutional will be reported in joint filings with Mr. Feinberg on Form 4.

(2) The Warrants are exercisable in whole or in part, at any time or from time to time (beginning on November 7, 2007), at the option of the holder until November 10, 2013, at an exercise price of $3.50 per share, subject to adjustment.

(3) Each share of Preferred Stock is convertible in whole or in part, at any time or from time to time, at the option of the holder into 3,333.33 shares of Common Stock, at an exercise price of $3.00 per share, subject to adjustment.